Cm

03014933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-05247~~ 8-15803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hoenig & Co., Inc.
A wholly owned subsidiary of Hoenig Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Reckson Executive Park, 4 International Drive
(No. and Street)

Rye Brook (City) New York (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan B. Herzog (914) 312-2300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name - if individual, state last, first, middle name)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

HOENIG & CO., INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Table of Contents

AFFIRMATION

We, Steven Sorice and Alan B. Herzog, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hoenig & Co., Inc. for the year ended December 31, 2002 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/03 Date

Chief Executive Officer
Title

Signature 2/26/03 Date

Chief Financial Officer
Title

Laurel Person
Notary Public

LAUREL PERSON
Notary Public, State of New York
No. 01PE3068730
Qualified in Richmond County
Commission Expires November 30, 2005

KPMG

345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
Hoenig & Co., Inc.:

We have audited the accompanying statement of financial condition of Hoenig & Co., Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hoenig & Co., Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 23, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

HOENIG & CO., INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	9,316,308
U.S. Government obligations, at market value		6,318,989
Securities owned, at market value		44,902
Receivables from brokers, dealers and others		4,674,006
Receivables from customers		509,973
Premises and equipment		27,304
Deferred research/services expense, net		5,169,302
Exchange memberships owned, at cost		836,250
Due from affiliates		566,226
Other assets		288,094
Total assets	$	27,751,354

Liabilities and Stockholder's Equity

Liabilities:		
Payables to brokers, dealers and others	$	895,869
Accrued compensation		528,376
Accrued research/services payable		8,592,391
Taxes payable		1,322,421
Due to parent and affiliates		677,494
Accounts payable and accrued expenses		1,384,085
Total liabilities		13,400,636
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $0.50 par value:		
100,000 shares authorized;		
2,394 shares issued and outstanding		1,197
Additional paid-in capital		6,181,842
Retained earnings		9,101,177
Treasury stock at cost, 237 shares		(933,498)
Total stockholder's equity		14,350,718
Total liabilities and stockholder's equity	$	27,751,354

See accompanying notes to Statement of Financial Condition

HOENIG & CO., INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Notes to Statement of Financial Condition

(1) Basis of Presentation and Summary of Significant Accounting Policies

Hoenig & Co., Inc. (the "Company"), a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), is a wholly-owned subsidiary of Hoenig Group Inc. ("Group" or the "Parent"). On September 3, 2002, Group was acquired by Investment Technology Group, Inc. ("ITG") and, accordingly, the Company became a wholly owned subsidiary of ITG. The Company provides global securities trading, distribution of proprietary and third-party research and other services to a variety of institutional clients. The Company's customers are primarily hedge funds, investment partnerships, investment advisers, banks, insurance companies, corporations, employee benefit plans, mutual funds, and other private investment funds.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002, as well as the reported amounts of revenues and expenses during the period. Significant estimates include the accrual for independent research and services expense, deferred research/service expense and the accounting for the allowance for doubtful accounts. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased, held at the Company's clearing broker dealer, are recorded on a trade date basis at fair value. U.S. Government obligations consist of U.S. Treasury notes with varying maturities. Market values of these securities are determined by quoted market prices.

Substantially all of the Company's financial instruments, which include cash and cash equivalents, securities owned, and U.S. Government obligations, are carried at fair value or contracted amounts which approximate fair value.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2002, the Company had no permanent impairment.

The Company generally expects a certain amount of commissions for every $1 in independent research, other services and commission refunds provided under independent research and directed brokerage arrangements. These arrangements are accounted for on an accrual basis in accordance with GAAP. Deferred research/services expense and accrued research/services payable pursuant to these

arrangements are accounted for on a customer-by-customer basis and separately identified on the Statement of Financial Condition. Included in accrued research/services payable are accruals for commission rebates and services to be provided in directed brokerage arrangements as well as for services provided in traditional independent research arrangements made pursuant to Section 28(e) under the 1934 Act. The Company maintains an allowance for doubtful accounts on its deferred research/services expense of $1,578,024 as of December 31, 2002, which represents the Company's estimate of uncollectible deferred research/services expense.

The Company considers money market funds to be cash equivalents. Included in cash and cash equivalents as of December 31, 2002, is approximately $3.8 million held in a segregated bank account relating to payments to be made under directed brokerage arrangements. In addition, the Company computes a deposit due on any fail to receive/deliver for foreign securities of the Company's customers transacted through its foreign affiliates.

The Company utilizes the asset and liability method for accounting for income taxes. Effective September 3, 2002, the Company files consolidated Federal, and combined New York State and New York City income tax returns with ITG and its affiliates.

Amounts receivable from customers represents amounts due on securities transactions.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which is effective for fiscal years beginning after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities,* which applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Interpretation No. 46 requires to identify variable interest entities and to assess interests in a variable interest entity to decide whether to consolidate that entity. The Company does not expect the adoption of Interpretation No. 46 to have a material effect on its results of operations, financial position or cash flows.

(2) Receivable from and Payable to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed to receive	-	$509,973
Payable to clearing organization	-	57,297
Receivable from clearing organization	4,674,006	-
Other	-	328,599
Total	$4,674,006	$ 895,869

Amounts receivable from brokers, dealers and others represent net commissions and other brokerage transaction revenues earned but not yet received. Amounts payable to brokers and dealers represents amounts due for execution and settlement of customer transactions.

(3) Commitments and Contingencies

Pursuant to employment agreements expiring on December 31, 2003, the Company is obligated to pay one employee aggregate minimum compensation of $450,000. In addition, pursuant to employment agreements expiring on September 3, and December 31, 2004, the Company is obligated to pay five employees aggregate minimum compensation of $4,845,000 for the year ended December 31, 2003, and $4,545,000 for the year ended December 31, 2004. These agreements provide for a severance payment in the event of termination of employment without cause prior to the expiration of the agreements.

In the normal course of its business, the Company may enter into contracts with third party vendors to provide for research and services to its clients.

The company is subject to regulation covering virtually all aspects of its business. It is subject to extensive regulation under U.S. federal and state law and by certain self-regulatory bodies, including the NYSE and various other stock exchanges, the U.S. Securities and Exchange Commission (SEC), and the National Association of Securities Dealers Regulation, Inc. (NASDR). In the normal course of its business, the Company is subject to inquiries and regulatory examinations by many of these regulatory authorities.

(4) Net Capital and Reserve Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act. The Rule requires that the Company maintain net capital of the greater of $250,000 or one fifteenth of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital ratio (aggregate indebtedness to net capital) was 1.32 to 1 and its net capital was $7,294,449, which was $6,652,225 in excess of regulatory requirements.

Approximately $3.8 million is held in a segregated bank account relating to payments to be made by the Company to customers under Directed Brokerage arrangements. In addition, the Company computes a deposit due on any fail to receive/deliver for foreign securities of the Company's customers transacted through its foreign affiliates.

(5) Defined Contribution Plan

The Company has a defined contribution plan covering substantially all of its regular employees. Contributions by the Company under this plan are made annually at the discretion of management. During 2003, the Company's defined contribution plan is expected to merge into the existing ITG defined contribution plan.

(6) Income Taxes

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax liability of $3,399 as of December 31, 2002, and is included in taxes payable in the statement of financial condition.

(7) Related Party Transactions

Group provides various management services to the Company and in return receives a management fee. Certain expenses, including rent, which are paid by Group are allocated to the Company. In addition, Group holds certain other assets, including premises and equipment, that may be utilized by the Company in the normal course of its operations. The Company provides and receives fees for services provided to Group and its affiliates. In addition, ITG Inc. provides various brokerage and related services to the Company.

(8) Off Balance Sheet Risk, Concentration of Credit Risk and Certain Risks and Uncertainties

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities on behalf of institutional investors, including insurance companies, pension plans, investment limited partnerships and private investment funds, mutual funds and other financial institutions, on an agency basis. The Company's exposure to off balance sheet credit risk occurs in the event a customer, clearing agent or counterparty does not fulfill its obligations arising from a transaction.

The agreement between the Company and its clearing broker for U.S. securities provides that the Company is obligated to assume any risk related to the nonperformance of its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

A significant percentage of the Company's customers are hedge funds, investment partnerships and other private investment funds. The loss of a significant customer or adverse change to hedge funds, investment partnerships or private funds could have a material adverse effect on the Company's results of operations.

******

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Hoenig & Co., Inc.

In planning and performing our audit of the statement of financial condition of Hoenig & Co., Inc. (the "Company") as of December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T -of the board of governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and, should not be used by anyone other than these specified parties.

January 23, 2003 KPMG LLP